October 26, 2015

VIA EDGAR

Mr. Michael Clampitt
Attorney-Advisor
Securities and Exchange Commission
Officer of Financial Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Grupo Supervielle S.A. –
Draft Registration Statement on Form F-1; File No. 333 -

Dear Mr. Clampitt:

On behalf of our client, Grupo Supervielle S.A. (the “Issuer”), we hereby acknowledge receipt of the comment letter, dated October 5, 2015 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced draft registration statement. The Issuer submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments in bold-face type have been reproduced below, followed by the Issuer’s responses. In addition to the amendments made in response to the Comment Letter, the Issuer has also updated the previous version of the draft registration statement submitted on September 8, 2015 (the “September 8 Submission”) to include certain other information and data to reflect new developments since the September 8 Submission as well as generally to update the draft registration statement.

The Issuer is also confidentially submitting to the Commission an amended draft registration statement on Form F-1 (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

RESPONSES TO STAFF COMMENTS

General

1.	The establishment of an ADR facility requires registering the offer and sale of the ADSs and a legal opinion. Please file the Form F-6 and its required legal opinion on the legality of the deposited securities. The legality opinion is required to state that, in the opinion of counsel, the ADSs will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement and the ADR. See Item 3(d) of Form F-6.

Response: The Issuer acknowledges the Staff’s comment and confirms that it will file the Form F-6 and its required legal opinion on the legality of the deposited securities.

Draft Registration Statement

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Issuer advises the Staff that it has not provided any written materials to potential investors in connection with this offering in reliance on Section 5(d) of the Securities Act.

3.	Provide your website address.

Response: In response to the Staff’s comment, the Issuer advises the Staff that it currently does not have a publicly-accessible website. However, the Issuer has outstanding bonds in the Argentine public capital markets and the Argentine securities regulator has recently requested that the Issuer establish a website. The Issuer expects to launch its website (www.gruposupervielle.com.ar) on or about December 1, 2015, which will only contain Spanish-language information until the registration statement is declared effective by the Commission.

Summary, page 1

4.	To balance the disclosures under Market Opportunities and elsewhere in this Summary, please add a section summarizing the economic and political challenges in the Argentine market.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see page 11 of the Preliminary Prospectus.

5.	Please add a section for United States investors and briefly discuss: recent tax issues, such as potential taxes on dividends and sales; any fees that may be paid by U.S. ADS investors for custody or other services; and, the impact of devaluation on U.S. investors. In this regard, supplementally provide the staff what the average ROAE would have been for U S. investors during the periods cited, 2010-2014, after giving effect to the devaluations during the period.

Response: In response to the first sentence of the Staff’s comment, the disclosure has been revised. Please see pages 9 to 10 of the Preliminary Prospectus.

The Issuer advises the Staff that an investor that invested US$100.00 in the Issuer’s common shares on January 1, 2010 (i.e., Ps.379.67 using the exchange rate reported by the Central Bank on December 31, 2009), applying the Issuer’s ROAE in each of the years in the period 2010-2014, would have seen such investment increase to Ps.1,296.10 (the “Peso ROAE Amount”), or 241.37% through December 31, 2014. However, since the Peso depreciated 125.25% between December 31, 2009 and December 31, 2014 (using the exchange rates as reported by the Central Bank, namely Ps.3.7967 per US$1.00 on December 31, 2009 and Ps.8.5520 per US$1.00 on December 31, 2014), the Peso ROAE Amount expressed in U.S. dollars using the exchange rate reported by the Central Bank as of December 31, 2014 would have been US$151.55, thus showing a 51.55% increase over the original US$100.00 investment. For purposes of the ROAE calculation in the first sentence of this paragraph, the Issuer has used the Issuer’s ROAE for each of the years in the period 2010 -2014, which were as follows: an ROAE of 23.20% for 2010, 25.20% for 2011, 37.90% for 2012, 30.80% for 2013 and 22.70% for 2014.

The Issuer respectfully submits that re-expressing ROAE in U.S. dollars as described above is not an adequate proxy to measure an investor’s return on investments made in an Argentine public company in recent years, in light of the impact that inflation, exchange rate fluctuations and exchange controls have had on Argentina’s economy and companies that conduct their business operations in Argentina. In addition, the Issuer respectfully submits that ROAE is frequently used by financial institutions as a benchmark to measure profitability compared to peers but not as a benchmark to determine returns for investors, which is affected by multiple factors that ROAE does not consider (and the disclosure has been revised on page ii of the Preliminary Prospectus to reflect this statement). To illustrate, if one were to take Grupo Financiero Galicia S.A. (“Grupo Galicia”), an Argentine financial group with equity securities registered with the Commission and listed on NASDAQ, and followed the procedures summarized in the preceding paragraph for calculating the return on an investor’s US$100.0 investment in Grupo Galicia’s ADRs for the 2010 -2014 period, such investment would have increased (i) 296.71% to Ps.1,506.18 (the “Grupo Galicia Peso ROAE Amount”) and (ii) 76.12% to US$176.12 when expressing the Grupo Galicia Peso ROAE Amount in U.S. dollars using the exchange rate reported by the Central Bank as of December 31, 2014. However, if an investor had invested US$100.0 in Grupo Galicia’s ADRs on January 1, 2010, such investment would have yielded a 175.87% gain to US$275.87 through December 31, 2014 (this gain does not take into account the additional return that may have resulted from dividend payments by Grupo Galicia during the relevant period). The Issuer has used (i) an ROAE for Grupo Galicia of 18.63% for 2010, 37.39% for 2011, 32.12% for 2012, 32.47% for 2013 and 39.07% for 2014 (in each case as derived from Grupo Galicia’s filings on form 20-F with the Commission) and (ii) the market prices for such ADRs as of December 31, 2009 and December 31, 2014, which were US$5.76 and US$15.89, respectively. The Issuer submits to the Staff that the example relating to Grupo Galicia has solely been provided for purposes of illustrating that the return on an investment is not necessarily correlated with ROAE and not to suggest that the market price of the Issuer’s equity would have evolved in the same way as Grupo Galicia’s had the Issuer been in the market during the 2010-2014 period.

6.	Please include here, or in a new section following the Summary, selected financial data or other summary of financial condition and results for the first three quarters of 2015 or for the most recent interim date available.

Response: The Issuer acknowledges the Staff’s comment and confirms that it will provide selected financial data or other summary of financial condition and results for the first three quarters of 2015 once such information becomes available in a subsequent submission or filing of the draft registration statement with the Commission.

The Offering

Dividends, page 11

7.	Please disclose the dividends paid by Class during the last 2 years and disclose the current intentions regarding future dividends.

Response: In response to the Staff’s comment, the disclosure has been revised to reflect the dividends paid by Class during the last 2 years. Please see page 15 of the Preliminary Prospectus.

With respect to disclosing current intentions regarding future dividends, the Issuer acknowledges the Staff’s comment and confirms that the current disclosure accurately reflects its views with respect to its dividend policy generally. The disclosure has been revised to indicate that the Issuer’s board of directors does not intend to recommend the distribution of material dividends for the 2016 fiscal year.

Risk Factors

8.	Some of your risk factors make statements regarding your ability to provide assurances regarding certain events that may or may not occur. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and the likelihood of that risk impacting an investment in your securities, not your ability to provide assurances.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see pages 21, 23, 26, 28, 36 and 38 of the Preliminary Prospectus.

Our policies and procedures may not be able to detect money laundering…, page 35

9.	Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see page 37 of the Preliminary Prospectus.

Use of Proceeds, page 40

10.	Please revise both here and in the summary section, as appropriate, to clarify any current plans, understandings or arrangements for the opening of new branches or for acquisitions, to state the interest rate and maturity of the notes that might be redeemed and to provide specific, detailed disclosure on the use of proceeds in the next twelve months for each stated purpose quantifying, as far as practicable, the amounts that may be used for each purpose. To the extent that the anticipated proceeds will not be sufficient to fund all of the proposed purposes, also disclose the order of priority. Please refer to Item 3.C in Part I of Form 20-F.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see pages 13 and 42 of the Preliminary Prospectus.

11.	Please quantify the amount of the proceeds that will be retained at the holding company level.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see pages 13 and 42 of the Preliminary Prospectus.

Special Note Regarding Forward-Looking Statements, page 41

12.	Please revise your disclosure in the last paragraph to state that you do not undertake to update any forward-looking statements, unless it is required by applicable law.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see page 43 of the Preliminary Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2014, 2013 and 2012

Net Services Fee Income, page 117

13.	We note that the totals for services fee income and services fee expense included in the tabular disclosure do not agree to the corresponding balances on the income statements for the year ended December 31, 2014. Please revise and make similar changes to the tabular disclosure on page 108.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see pages 110 and 119 of the Preliminary Prospectus.

Business, page 145

14.	Please include a discussion of your market area that includes material demographic information and trends.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see page 170 of the Preliminary Prospectus.

15.	Provide a narrative discussion here or in your Business section of each category in your loan portfolio including:

•         any risks that are unique to each category, noting which loan types are higher risk,

•         the underwriting policies for the loan types, and

•         the interest rate terms, fixed or variable, of your loan types.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see pages 172 to 175 of the Preliminary Prospectus.

Related Party Transactions, page 237

16.	File as exhibits any material related-party agreements disclosed on pages 239-240 under the sections disclosing stock purchases and exchanges, portfolio transfers, and capital contributions and share transfers or tell us why you have not filed them and include an analysis of the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Issuer respectfully submits that the related-party agreements identified in the sections referred to by the Staff are not of the type that ordinarily accompanies the kind of business conducted by the Issuer and are immaterial in amount and significance and, therefore, in accordance with Item 601(b)(10)(i) of Regulation S-K, the Issuer has not filed them as exhibits.

The Issuer acknowledges that (i) Item 601(b)(10)(i) of Regulation S-K requires that every contract not made in the ordinary course of business which is material to the registrant and to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing be filed and (ii) under Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof.

The Issuer informs the Staff that none of the contracts that have been disclosed in the sections referred to in Comment 16 and to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties falls within the scope of Item 601(b)(10)(ii) of Regulation S-K insofar as such contracts are not of the type that ordinarily accompanies the kind of business conducted by the Issuer. Further, from those contracts, only the Issuer’s purchase of 635,199 shares of Cordial Microfinanzas from Julio Patricio Supervielle described on page 244 of the Preliminary Prospectus involves directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters as parties. The total purchase price for these shares amounted to Ps.1.8 million (approximately US$210,000 using the exchange rate reported by the Central Bank on December 31, 2014.), which is immaterial in amount and significance.

17.	Include the purchase price for the December 12, 2014 purchase from Julio Patricio Supervielle of 635,199 shares of Cordial Microfinanzas. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, the disclosure has been revised. Please see page 244 of the Preliminary Prospectus.

Underwriting, page 264

18.	Please revise to disclose the addresses of the entities underwriting the offering, as required by Item 9.B.1 of Form 20-F.

Response: The Issuer respectfully informs the Staff that it has moved the addresses of the entities underwriting the offering from page 271 of the September 8 Submission to page 271 of the Preliminary Prospectus.

19.	Please disclose whether the representatives of the underwriters have any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period. Also, briefly describe the “certain exceptions” to the lock-up agreements.

Response: The Issuer respectfully notes the Staff’s comment and advises the Staff that Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (the “Representatives”) have advised the Issuer that they have no current intent or arrangement to release any of the shares of its common stock subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the discretion of the Representatives. The Representatives have advised the Issuer that when determining whether or not to release shares from lock-up agreements, the Representatives may consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares for which the release is being requested and the market conditions at such time. The Issuer has revised the disclosure on page 269 of the Preliminary Prospectus in response to the Staff’s comment.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012

36. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

I. Differences in measurement methods

b. Intangible assets – i) Differences in basis relating to purchase accounting, page F-52

20.	In the third to last paragraph, we note your disclosure that the fair value of the reporting segment is estimated using discounted cash flow techniques for the purpose of goodwill impairment analysis. Please clarify for us if you use the reporting unit in your goodwill impairment analysis. If so, please revise your disclosure accordingly. If you do not, please tell us how your goodwill impairment policies are consistent with the guidance in ASC 350-20-35.

Response: In response to the Staff’s comment, the disclosure has been revised to clarify that the Issuer uses the reporting unit in its goodwill impairment analysis. Please see page F-52 of the Preliminary Prospectus.

II. Additional disclosure requirements

e) Segment Reporting, page F-83

21.	We note an allocation of amounts titled Distribution of Income/(Expenses) for Treasury Funds in the tabular disclosure on page F-84. Please revise to discuss how this allocation is determined and what it represents. In addition, please revise to disclose the basis of accounting for transactions between reportable segments.

Response: In response to the Staff’s comment, the disclosure has been revised to include how the allocation of amounts titled Distribution of Income/(Expenses) for Treasury Funds in the relevant tabular disclosure is determined and what it represents and the basis of accounting for transactions between reportable segments. Please see pages F-84 and F-85 of the Preliminary Prospectus.

___________________

The Issuer acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letter. The Issuer will furnish a letter at the time it requests acceleration of the effective date of the Amended Registration Statement acknowledging the statements set forth in the Comment Letter.

The Issuer appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to our messenger.

[Signature page follows]

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 225-2208.

Sincerely,

/s/ Andrés de la Cruz
Andrés de la Cruz

cc:	Michael Clampitt
Jessica Livingston
H. Stephen Kim
Mike Volley
Securities and Exchange Commission

Julio Patricio Supervielle
Grupo Supervielle S.A.

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP

Nicholas A. Kronfeld
Davis Polk & Wardwell LLP